Triton International Limited

100 Manhattanville Road

Purchase, New York 10577

December 1, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Triton International Limited

Registration Statement on Form F-3

Filed November 14, 2025

File Nos. 333-291561; 333-291561-01; 333-291561-02

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Triton International Limited, Triton Container International Limited and TAL International Container Corporation (together, the “Registrants”) hereby respectfully request that the effective date of the above referenced Registration Statement on Form F-3 be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 3, 2025 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to John P. Berkery of Mayer Brown LLP at (212) 506-2552 and that such effectiveness also be confirmed in writing.

Very truly yours,

Triton International Limited
Triton Container International Limited
TAL International Container Corporation

By:	/s/ Lily Colahan
Lily Colahan
Vice President, General Counsel and Secretary

cc:	John P. Berkery, Mayer Brown LLP